

November 30, 2018

Matthew C. Goulet
President and Chief Executive Officer
GlobalSCAPE, Inc.
4500 Lockhill-Selma, Suite 150
San Antonio, TX 78249

      Re: GlobalSCAPE, Inc.
          Registration Statement on Form S-1
          Filed November 16, 2018
          File No. 333-228449

Dear Mr. Goulet:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Information Technologies
                        and Services

cc: Adam W. Finerman, Esq.